SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BNDESPAR Announces Changes to Structure

of the Secondary Public Offering of Shares

Companhia Paranaense de Energia – COPEL (“Company” or “Copel”), a company that generates, transmits, distributes and sells energy, with shares and share deposit certificates (UNITs) listed on B3 SA – Brasil, Bolsa, Balcão ( CPLE3, CPLE5, CPLE6, CPLE11), NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders and the market in general that, on November [12], 2021, it received, a communication from its shareholder BNDES Participações S.A. (“BNDESPAR”) in respect of changes to the structure of a potential secondary public offering of shares of the Company, including: (i) that BNDESPAR’s Board of Directors approved the sale of up to 65,580,781 units issued by Copel and owned by BNDESPAR, and (ii) that the proposed sale will take place through a public offering in Brazil in accordance with CVM Instruction 400 and in the United States to be registered with the Securities and Exchange Commission. The proposed offering is subject to a number of factors such as existence of favorable market conditions, among others.

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or sales of securities will be made in accordance with the registration requirements of the Securities Act and CVM Instruction No. 400.

Curitiba, November 12, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 12, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.